UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      December 1, 2006


By U.S. Mail and facsimile

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People`s Republic of China

      Re:	China-Biotics, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      	Filed November 13, 2006
      	File No. 333-132670

Dear Mr. Song Jinan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B.
Please also correspondingly update
your disclosure throughout the Form SB-2, including in the Management`s Discussion and Analysis section, and specifically in the plan of operations and liquidity sections.
2. Please update your consents.
3. Please make appropriate disclosures throughout the Form SB-2 to reflect that you have hired a CFO, as disclosed in your Form 8-K filed November 13, 2006.
4. Revise the disclosure at page 6 and page 19 to clarify that you have made provision for surcharges for tax years prior to 2005 but that these surcharges are different from the penalties to which you refer, if accurate.

Business

History, page 27
5. In the fourth bullet point on this page, please identify the shareholders who are parties to the Investor`s Rights Agreement and the other agreements. Please expand your description of the Investor`s Rights Agreement to specify the corporate actions that may not be made without the approval of the holders of 75% of the then outstanding common stock. Please also explain how the agreement might be terminated prior to the end of its term.

Industry Overview and Market Conditions, page 31
6. We note your response to prior comment 9. Please file a consent from Dr. Kopp-Hoolihan to be named in the prospectus.
7. We note your response to prior comment 11. In regard to the articles that are available only in Chinese, please supplementally provide English translations.

Advanced technology provides significant competitive cost, page 34
8. Provide us with independent supplemental support for the statements in this section, including your assertion that your process involves "much lower costs" than your competitors. Also identify by name those that you consider your principal competitors for purposes of the assertions.

Related Party and Other Material Transactions, page 47
9. We note your responses to prior comments 15-19.  In regard to the
first bullet point in this section, you state that SGI paid
dividends
amounting to $16.73 million between April 2003 and June 2005. However, in Note 21(a) to the China-Biotics Notes to Consolidated Financial Statements on page F-55 you indicate that Shining paid this dividend.  Please advise.  Additionally, please discuss the risk
or
potential liability to the company, if any, as a result of the failure to deduct a withholding tax as required by applicable Chinese laws and regulations.  Please add a risk factor, if appropriate.
10. Please disclose in this section the valuation information regarding the two transactions that you provided in response to prior comment 21.
11. In regard to the third bullet point in this section, please provide a description of the material terms of the convertible bond issued to Charming Leader Group Ltd.  For example, please state the
interest rate, maturity date, and discuss the conversion features, including the number of shares that the bond is convertible into, and
the exercise price.   In addition you state that Charming Leader
Group is an independent third party, but it is listed as a selling shareholder. Please advise.
12. In regard to the fifth bullet point, it appears that you have issued a convertible bond to the persons named in exchange for $2.29 million. Please describe the material terms of the bond. For example, please state the interest rate, maturity date, and discuss the conversion features, including the number of shares that the bond is convertible into and the exercise price. Please file all related documents as exhibits.
13. We note the transactions entered into in regard to the share exchange with SGI discussed on page 28. Please also discuss those transactions in this section as appropriate.

2. Basis of Presentation and Principles of Consolidation, page F-
21
14. We have reviewed your response to prior comment number 20. It continues to be unclear why you believe SGI and Shanghai Shining Biotechnology Co. Ltd were under common control when the transaction was negotiated and up until the time it was consummated. We note that you have identified August 11, 2005, October 2005 and December
2005 as dates that are relevant to this transaction. Please tell us, in detail, whether or not:

* An individual or enterprise held more than 50 percent of the voting ownership interest of each entity.
* Immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).
* A group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities` shares in concert exists.
We may have further comment.
15. We note from your response to prior comment number 20 that you believe Shining acquired common control of SGI in October 2005 and that SGI acquired Shining for $2.27 million cash consideration through a merger/acquisition agreement that became effective with the relevant government authorities on December 13, 2005. Please explain why you believe these represent two separate transactions rather then steps of one transaction.
16. We further note from your disclosure that you accounted for the merger/acquisition transaction "as a recapitalization of Shining with no adjustment to the historical basis of the assets and liabilities of Shining and the operations were consolidated as though the recapitalization occurred at the time SGI first issued its ordinary shares in February 2004." Please tell us why you believe the merger/acquisition transaction between SGI and Shining as entities under common control should be accounted for as a recapitalization instead of a transfer of net assets between entities under common control and accounted for under the guidance in paragraphs D11-D18 of
SFAS 141.
17. We have considered the disclosure you added in response to prior comment number 22 and note your statement that "At the time the business combination of Shining and SGI occurred, Shining had a paid-in capital of $2,477,070 (represented by the registered capital) and
SGI`s had a paid-in capital of $1,000 (represented by 1,000 shares of ordinary share in issue with a total par value of $1,000)." Since you deemed the consummation of SGI and Shining to have occurred on December 13, 2005 and Shining exercised its right to acquire 90% of
SGI in October 2005, please explain why you indicate that SGI had only $1,000 in paid-in capital at the time of the business combination of Shining and SGI.
18. We have considered your response to prior comment number 25 where you indicate that you did report the correction of an error in your presentation of Liquidating Dividends. Please label the applicable columns within the affected financial statements as "restated."







Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Management`s Discussion and Analysis, page 13

Overview
19. Please update your discussion for the applicable period covered by this report. In this regard, we note your reference throughout this discussion to the quarter ended June 30, 2006.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director

  cc:	Eric Simonson, Esq. (by facsimile)
      J. Davis
      J. Goeken
      D. Levy
      T. Levenberg




Mr. Song Jinan
China-Biotics, Inc.
December 1, 2006
Page 6